Baosheng Media Group Holdings Limited

March 26, 2021

VIA EDGAR

Mr. Daniel Morris

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Baosheng Media Group Holdings Limited

Registration Statement on Form F-1 (File No. 333-254449)

Request for Acceleration of Effectiveness

Dear Mr. Morris:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Baosheng Media Group Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time, on March 30, 2021, or as soon thereafter as practicable.

Very truly yours,

Baosheng Media Group Holdings Limited

By:	/s/ Wenxiu Zhong
	Name:	Wenxiu Zhong
	Title:	Chief Executive Officer and Chairperson of the Board of Directors